Dreyfus Premier Core Equity Fund

Statement of Investments

May 31, 2005 (Unaudited)

| Common Stock-99.8% | Shares | Value($) |
|---|---|---|
| **Banking-6.8%** | | |
| Bank of America | 125,000 | 5,790,000 |
| Federal Home Loan Mortgage | 28,000 | 1,821,120 |
| Federal National Mortgage Association | 30,000 | 1,777,200 |
| HSBC Holdings, ADR | 35,000 | 2,777,600 |
| SunTrust Banks | 40,000 | 2,944,400 |
| | | **15,110,320** |
| | | |
| **Capital Goods-7.0%** | | |
| Emerson Electric | 60,000 | 3,988,200 |
| General Electric | 320,000 | 11,673,600 |
| | | **15,661,800** |
| | | |
| **Diversified Financials-9.3%** | | |
| American Express | 90,000 | 4,846,500 |
| Citigroup | 200,233 | 9,432,977 |
| JP Morgan Chase & Co. | 100,000 | 3,575,000 |
| Merrill Lynch | 55,000 | 2,984,300 |
| | | **20,838,777** |
| | | |
| **Energy-17.9%** | | |
| BP, ADR | 120,000 | 7,224,000 |
| ChevronTexaco | 121,000 | 6,507,380 |
| ConocoPhillips | 35,000 | 3,774,400 |
| Exxon Mobil | 304,160 | 17,093,792 |
| Occidental Petroleum | 20,000 | 1,462,200 |
| Royal Dutch Petroleum | 57,000 | 3,339,060 |
| Total SA, ADR | 4,000 | 444,760 |
| | | **39,845,592** |
| | | |
| **Food & Drug Retailing-5.8%** | | |
| Wal-Mart Stores | 110,000 | 5,195,300 |
| Walgreen | 170,000 | 7,707,800 |
| | | **12,903,100** |
| | | |
| **Food, Beverage & Tobacco-17.0%** | | |
| Altria Group | 220,000 | 14,770,800 |
| Anheuser-Busch Cos. | 70,000 | 3,279,500 |
| Coca-Cola | 190,000 | 8,479,700 |
| Nestle, ADR | 70,050 | 4,605,970 |
| PepsiCo | 120,000 | 6,756,000 |
| | | **37,891,970** |
| **Hotels Restaurants & Leisure-.6%** | | |
| McDonald's | 40,000 | **1,237,600** |

## Household & Personal Products-5.4%

| | | |
|---|---:|---:|
| Colgate-Palmolive | 46,000 | 2,298,620 |
| Estee Lauder Cos., Cl. A | 40,000 | 1,563,600 |
| Procter & Gamble | 147,000 | 8,107,050 |
| | | **11,969,270** |

## Insurance-2.7%

| | | |
|---|---:|---:|
| American International Group | 40,580 | 2,254,219 |
| Berkshire Hathaway, Cl. A | 45 [a] | 3,784,500 |
| | | **6,038,719** |

## Materials-.5%

| | | |
|---|---:|---:|
| Praxair | 25,000 | **1,171,750** |

## Media-4.3%

| | | |
|---|---:|---:|
| McGraw-Hill Cos. | 120,000 | 5,239,200 |
| News, Cl. A | 210,200 | 3,390,526 |
| Time Warner | 21,500 [a] | 374,100 |
| Viacom, Cl. B | 20,000 | 685,800 |
| | | **9,689,626** |

## Pharmaceuticals & Biotechnology-12.1%

| | | |
|---|---:|---:|
| Abbott Laboratories | 100,000 | 4,824,000 |
| Johnson & Johnson | 100,000 | 6,710,000 |
| Lilly (Eli) & Co. | 67,000 | 3,906,100 |
| Merck & Co. | 89,000 | 2,887,160 |
| Pfizer | 310,350 | 8,658,765 |
| | | **26,986,025** |

## Retailing-2.0%

| | | |
|---|---:|---:|
| Home Depot | 50,000 | 1,967,500 |
| Target | 45,000 | 2,416,500 |
| | | **4,384,000** |

## Semiconductors & Semiconductor Equipment-4.8%

| | | |
|---|---:|---:|
| Intel | 400,000 | **10,772,000** |

## Software & Services-2.4%

| | | |
|---|---:|---:|
| Microsoft | 203,000 | **5,237,400** |

## Transportation-1.2%

| | | |
|---|---:|---:|
| United Parcel Service, Cl. B | 35,000 | **2,577,750** |

| | | |
|---|---:|---:|
| **Total Common Stocks** | | |
| (cost $191,200,437) | | **222,315,699** |
| | | |
| **Total Investments(cost $191,200,437)** | 99.8% | **222,315,699** |
| | | |
| **Cash and Receivables (Net)** | .2% | **497,387** |
| | | |
| **Net Assets** | 100.0% | **222,813,086** |

*ADR -- American Depository Receipts*

[a] *Non-Income Producing.*

*Securities valuation policies and other investment related disclosures are hereby incorporated by reference in the*

*annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.*